December 9, 2019

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Clampitt, Attorney-Adviser

Re:	XP Inc.

Registration Statement on Form F-1, as amended

File No. 333-234719

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XP Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-234719) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on December 10, 2019, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours, XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer